EXHIBIT 2.2

Dated   4  July    2005

SWITCHGEAR & INSTRUMENTATION LIMITED

SWITCHGEAR & INSTRUMENTATION PROPERTIES LIMITED

AGREEMENT
for the sale of freehold land at
Ripley Road, Bradford

Contents

	Clause	Page

1	Interpretation	1
2	Sale and Purchase	4
3	Deposit	4
4	Completion	5
5	Application of the Standard Conditions	5
6	Title	5
7	Title Guarantee	6
8	Transfer	6
9	Non-Merger	6
10	Entire Agreement	6
11	[not used]	6
12	[not used]	6
13	Value Added Tax	6
14	Warranties	8
15	Environmental	9
16	Limitation on liability	9
17	Notices	9
18	Governing law and jurisdiction	10
19	Assignment and third party rights	10
20	Buyer’s Assurances	11
21	Further assurance	11
22	Business Transfer Agreement	11
23	General	11
	Description of Property
	Warranties
	Environmental matters

	Schedule 4

4	Limitations on the Seller’s liability

	Annexure

	Transfer

This Agreement is made 4 July 2005

Between

(1)	Switchgear & Instrumentation Limited (Company No. 620929) whose registered office is at Heathcote, Kings Road, Ilkley, West Yorkshire LS29 9AS (Seller); and

(2)	Switchgear & Instrumentation Properties Limited (Company No. 5464761) whose registered office is at 100 Barbirolli Square, Manchester M2 3AB (Buyer).

It is agreed

1	Interpretation

1.1	In this Agreement unless the context otherwise requires:

Actual Use means the purposes for which the Property is used being the Business and purposes ancillary thereto

Buildings means the buildings at the Property which:

(a)	constitute buildings (as defined in section 271(1)(b) of the CAA 2001);

(b)	on which the Seller has claimed or will claim industrial buildings allowances; and

(c)	in respect of which the Seller is therefore required, on a sale of the Property, to bring into account in its corporation tax computations a disposal value

Business has the meaning set out in the Business Transfer Agreement

Business Day means any day on which the banks are open for business in London (excluding Saturdays, Sundays and public holidays)

Business Transfer Agreement means an agreement of even date made between the Seller and Inhoco 3210 Limited to purchase the Business

Buyer’s Group means the Buyer and any holding company or subsidiary of the Buyer and any subsidiary of such holding company and any equivalent company incorporated outside England and Wales which had such been incorporated in England and Wales the same would have been such a holding company or subsidiary

Buyer’s Solicitors means Addleshaw Goddard of Sovereign House, PO Box 8, Sovereign Street, Leeds LS1 1HQ

CAA 2001 means the Capital Allowances Act 2001

Completion means the completion of the sale and purchase of the Property in accordance with clause 4 of this Agreement

Completion Date means 4 July 2005

Conduits means all sewers drains pipes wires cables conduits and other conducting media and ancillary equipment and apparatus

Contamination means the presence at any time prior to or on Completion of any Hazardous Substance at in on or under the Property or the Migration from the Property of any such Hazardous Substance

Customs means HM Customs & Excise or HM Revenue & Customs

Disclosure Letter means the letter (together with its annexures and documents) in the agreed form from the Seller to the Buyer signed and delivered immediately prior to the execution of this Agreement

Elected Plant means plant and machinery contained in the Property which:

(a)	constitute fixtures (as defined in section 173 of the CAA 2001);

(b)	on which the Seller has claimed or will claim capital allowances;

(c)	in respect of which the Seller is therefore required, on a sale of the Property, to bring into account in its corporation tax computations a disposal value

Environment means living organisms including the ecological systems of which they form part and the following media (alone or in combination):

(a)	air (including the air within buildings and the air within other natural or man made structures whether above or below ground);

(b)	water (including without limitation water under or within land or in drains or sewers and coastal and inland waters);

(c)	and land (including land under water); and

(d)	in the case of man includes his senses and his property

Fittings means all those chattels included in the sale

Hazardous Substance means any substance whether in solid liquid vaporous or gaseous form and whether alone or in combination with any other substance capable of causing harm to the Environment or to any living organism and shall include without limitation CO [2], Diesel and Asbestos holding company shall bear the meaning given to that expression in section 736 of the Companies Act 1985

Losses means losses, claims, liabilities, costs or expenses (including legal, technical, consultancy, engineers, experts or other professional fees, costs or expenses), damages, charges, payments, non-criminal fines or penalties or any costs of or liability to undertake or pay for Remedial Action

Migration means the leaching migration escape seepage or other movement through air land or water of any Hazardous Substance from the Property into an adjoining property

Planning Legislation means the Local Government Planning and Land Act 1980, the Town and Country Planning Act 1990, the Town and Country Planning (Consequential Provisions) Act 1990, the Planning (Control of Hazardous Substances) Act 1990, the Planning (Listed Buildings and Conservation Areas) Act 1990, the Planning and Compensation Act 1991 and all statutes and statutory instruments containing provisions relating to town and country planning from time to time in force and all other regulations, rules, orders and directions made thereunder

Price means:

(a)	£2,020,385.00 as to the Buildings

(b)	£1,604,615.00 as to the land (excluding the Buildings) comprising the Property

(c)	£120,000.00 as to Elected Plant

which will be satisfied by the payment of £2,996,000.00 and US$1,377,000.00

Property means the property described in schedule 1

related company in relation to any company means any subsidiary or holding company of that company or any subsidiary of any such holding company

Relevant Claim means any claim for breach of the Warranties pursuant to this Agreement

Remedial Action means:

(a)	any remediation as defined in section 78A(1)(7) of the Environmental Protection Act 1990 (as enacted by section 57 of the Environment Act 1990) and/or

(b)	the carrying out of any investigative work as is reasonably required in relation to (a)).

subsidiary means a subsidiary (as defined by sections 736 and 736A of the Companies Act 1985)

Seller shall be deemed to include the successors in title of the Seller

Seller’s Solicitors means Eversheds LLP of Cloth Hall Court, Infirmary Street, Leeds LS1 2JB

Standard Conditions means Standard Conditions of Sale (4th Edition) and all references in the Standard Conditions to property shall be deemed to be references to the Property

Sterling Nominated Account means the Seller’s Solicitors’ client account numbered 00018988 at National Westminster Bank Plc of 8 Park Row, Leeds LS1 1QS, sort code 60-60-05

Transfer means the transfer of the Property by the Seller under this Agreement

UK Statutory Contaminated Land Regime means Part IIA of the Environmental Protection Act 1990 and/or sections 161A-D of the Water Resources Act 1991 (as enacted by section 57 and paragraph 162 of Schedule 22 respectively of the Environment Act 1995) and any guidance notes or regulations issued from time to time in relation thereto

US$ Nominated Account means the following account: NatWest Bank Leeds City Office 8 Park Row Leeds LS1 1QS, sort code 60-60-05, “Eversheds LLP Client USD Account”, account number 10268472, SWIFT code NWBKGB2L, IBAN GB46NWBK60730110268472 (paying through JP Morgan Chase New York (ABA 021000021)

VAT means Value Added Tax

VAT Records means the records relating to the Property as at Completion which are referred to in section 49(1)(b) VATA

VATA means the Value Added Tax Act 1994

Warranties means the warranties referred to in clause 14 and set out in schedule 2

1.2	In this Agreement unless the context otherwise requires:

(a)	word importing any gender include every gender;

(b)	words importing the singular number also include the plural number and vice versa;

(c)	words importing persons include firms companies and corporations and vice versa;

(d)	references to numbered clauses and schedules are to the relevant numbered clause in or schedule to this Agreement;

(e)	where any obligation is undertaken by two or more persons jointly those persons shall be jointly and severally liable in respect of that obligation;

(f)	the headings to the clauses and schedules shall not affect the interpretation; and

(g)	references to statute are references to such statute as amended from time to time.

2	Sale and Purchase

2.1	The Seller will sell and the Buyer will purchase the Property and the Fittings for the Price (as apportioned) on the terms of this Agreement.

2.2	As soon as practicable and in any event, prior to the date that is two years from the date of this Agreement, the Seller and the Buyer will enter into an election under section 198 of the CAA 2001 in relation to the Elected Plant at the figure referred to in the definition of Price and the Seller and the Buyer will give notice of such election to the Inland Revenue.

2.3	The Seller confirms:

(a)	that the amount paid for the Elected Plant under this clause 2 does not exceed the Seller’s capital expenditure on such Elected Plant for the purposes of its trade; and

(b)	that the amount paid for the Buildings does not exceed the Seller’s capital expenditure on the construction of such Buildings for the purposes of its trade.

2.4	At the Buyer’s reasonable cost, the Seller is to provide such assistance and information as the Buyer may reasonably require in connection with the Buyer’s claims for capital allowances and industrial buildings allowances in respect of the Elected Plant and Buildings respectively.

3	Deposit

No deposit shall be paid.

4	Completion

4.1	The sale and purchase shall be completed at the Buyer’s Solicitors offices or at such other place as the parties may agree and the Price shall be paid on the Completion Date.

4.2	The sterling portion of the Price shall be paid by the Buyer to the Sterling Nominated Account and the US$ portion of the Price shall be paid to the US$ Nominated Account by electronic funds transfer (for same day value) at Completion.

4.3	Completion shall take place at 00.01 on the Completion Date.

4.4	The keys necessary to obtain access to the Property will be made available to the Buyer on Completion and a key to 136 Bowling Park Drive will be delivered upon Completion.

5	Application of the Standard Conditions

5.1	The Property and the Fixtures and Fittings are sold subject to the Standard Conditions so far as they are not varied by or inconsistent with this Agreement and are applicable to a sale by private treaty.

5.2	The contract rate specified in definition 1.1.1(g) shall for the purposes of the Standard Conditions be 4.75% per annum, calculated on the basis of a year of 365 days from, and excluding, the Completion Date up to, and including, the date of payment.

5.3	Standard Conditions 3.1.3, 4.4.2 and 4.6.5 and 7 shall not apply.

6	Title

6.1	Title is to be deduced in a manner agreed between the parties.

6.2	The Property is sold and will be transferred subject to and (where appropriate) with the benefit of:

(a)	any matters contained or referred to in the Property Proprietorship and the Charges Register of the registered title to the Property kept at the Land Registry other than mortgages or charges by way of legal mortgage so far as they relate to the Property and are still subsisting and capable of taking effect at Completion but otherwise with vacant possession;

(b)	any unregistered interest that overrides the disposition effected pursuant to this Agreement under section 11(4)(c) or schedules 1, 3 or 12 of the Land Registration Act 2002;

(c)	all public or private rights of way and other rights, easements or quasi-easements and wayleaves affecting the Property but without any liability on the Seller to define them; and

(d)	all liability to repair and maintain roads, paths, conduits, fences and other like matters or to contribute to the cost of their repair and maintenance but without any liability on the Seller to provide evidence of or to apportion liability.

6.3	Section 6(2)(a) of the Law of Property (Miscellaneous Provisions) Act 1994 is to be construed as if all entries made in any public register which a prudent buyer would inspect are within the actual knowledge of the Buyer.

6.4	The Buyer is to use all reasonable endeavours to register the Transfer at the Land Registry as soon as reasonably practicable after Completion and, on completion of that registration, is to provide the Seller with official copies of the title to the Property showing the Buyer registered as proprietor, together with any title plan produced or updated by the Land Registry as part of that registration. The Buyer is to comply with this clause at its own cost and expense.

6.5	The Buyer shall be deemed to buy with full knowledge and notice of all matters referred to in clause 6.2 and shall not raise any objection or requisition whatsoever in respect of the same.

6.6	The Buyer shall accept the title of the Seller to the Property which has been deduced in full to the Buyer and shall not raise any requisition or objection in respect of the title to the Property.

7	Title Guarantee

The Seller shall sell with the title guarantee set out in the annexed form of transfer.

8	Transfer

8.1	The Transfer shall be in the form annexed.

8.2	The Buyer shall, at the Buyer’s expense, prepare, execute and deliver to the Seller within 20 Business Days after Completion a duplicate of the Transfer.

9	Non-Merger

The obligations of the Seller and the Buyer shall continue notwithstanding Completion insofar as they remain to be performed and observed

10	Entire Agreement

10.1	This Agreement and the Business Transfer Agreement together with all other documents to be entered into pursuant to either or both of them sets out the entire contract between the parties and the agreement and understanding between the parties to those documents, and supersedes all proposals and prior agreements and understandings between the parties, relating to its subject matter. The Buyer acknowledges that the Buyer has not entered into this Agreement and any other such documentation in reliance on any advertisement or other matter issued by the Seller or the Seller’s agents or in reliance on any statements made to the Buyer by either of them save those written statements of the Seller’s Solicitors made in response to the Buyer’s Solicitors written enquires dated 14 June 2005 and any subsequent written enquiries raised by the Buyer’s Solicitors (including those statements made in the Seller’s Solicitors response to those enquires dated 29 June 2005).

11	[not used]

12	[not used]

13	Value Added Tax

13.1	All payments to be made and other consideration to be given under this Agreement shall be deemed to be exclusive of VAT unless otherwise provided.

13.2	The Seller and the Buyer intend that, and shall use all reasonable endeavours to procure that, the sale of the Property pursuant to this Agreement is treated as a transfer of a business (or part of a business) as a going concern for the purposes of section 49 VATA and article 5 of the Value Added Tax (Special Provisions) Order 1995 and as neither a supply of goods nor a supply of services for the purposes of VATA and the Value Added Tax (Special Provisions) Order 1995 and accordingly, subject to the provisions of this clause 13, no amount in respect of VAT shall be payable by the Buyer to the Seller in respect of the sale of the Property.

13.3	The Seller warrants and undertakes to the Buyer that the Seller is and will at Completion be registered for VAT with VAT registration number 179 3966 02.

13.4	The Buyer warrants to the Seller that:

(a)	the Buyer has made an application to Customs to be registered for VAT as a member of a VAT group with effect from a date on or before Completion in a VAT grouping with Inhoco 3210 Limited;

(b)	it intends that members of the same group as the Buyer (for the purposes of section 43 VATA) shall use the Property to carry on the same kind of business as the Business with effect from Completion; and

(c)	it has made an election to waive exemption in respect of the Property and has given written notification of such election to Customs.

13.5	The Seller will as soon as reasonably practicable after Completion request a direction from Customs under section 49(1)(b) VATA that from and after Completion the Seller shall be obliged to keep and preserve the VAT Records and:

(a)	if such a direction is made the Seller shall deliver a copy of such direction to the Buyer and shall preserve the VAT Records for such periods as may be required by law and shall allow the Buyer and its agents access to, and to take copies of, such records on reasonable notice during normal business hours; and

(b)	if such a direction is not made the Seller shall keep and preserve the VAT Records on behalf of the Buyer for such periods as may be required by law and to allow the Buyer and its agents access to, and to take copies of, such records on reasonable notice during normal business hours.

13.6	The Seller undertakes and warrants to the Buyer that:

(a)	it has made a valid and current election to waive exemption in respect of the Property which has not been disapplied, and that it has given written notification of such election as required by paragraph 3(6)(b) Schedule 10 VATA together with any other information referred to in that paragraph; and

(b)	that it has not made and will not make an application to Customs to revoke its election referred to in clause 13.6(a).

13.7	The Buyer hereby notifies the Seller (in accordance with Article 5(2A)(b) of the Value Added Tax (Special Provisions) Order 1995), that Article 5(2B) of the Value Added Tax (Special Provisions) Order 1995 does not, and will not at Completion, apply in respect of the Property to the Buyer or to any company in relation to which the Buyer is a relevant associate (as defined in paragraph 3(7) of Schedule 10 VATA).

13.8	The Seller warrants to the Buyer that the Property is a capital item for the purposes of Part XV of the Value Added Tax Regulations 1995 and undertakes to the Buyer that within 14 days of Completion it will provide the Buyer with the following information in respect of the Property:

(a)	the amount of the total input tax which is subject to adjustment;

(b)	the percentage of the total input tax which was reclaimed in respect of the capital item in the first interval applicable to it; and

(c)	the date of acquisition of the capital item, the date on which it first became a capital item and the number of intervals in the adjustment period applicable to it which shall remain after Completion.

13.9	If Customs expressly determine in writing that the sale of any or all of the Property cannot be treated in the manner contemplated by clause 13.2 the Buyer shall, in addition to any amounts or other consideration expressed in this Agreement to be payable or given by the Buyer, pay to the Seller the amount of any VAT which is properly chargeable on the sale of any or all of the Property under this Agreement, such amount to be payable no later than the later of, Completion, the date of receipt of a valid VAT invoice (together with a copy of the determination of Customs) from the Seller in respect of such VAT and three Business Days prior to the date on which the Seller must account to Customs for such VAT.

13.10	If the Buyer pays an amount in respect of VAT and it is subsequently determined by Customs or any court or tribunal that any such VAT was not chargeable the Seller shall forthwith notify the Buyer and shall forthwith within three Business Days pay a sum equal to any such amount to the Buyer.

13.11	If the sale of the Property is not a transfer of a business as a going concern transfer because of any breach by the Buyer of its warranties in clause 13.4 the Buyer will indemnify the Seller against any interest and penalties charged or imposed by Customs arising as a result of that breach.

14	Warranties

14.1	The Seller warrants to the Buyer in the terms of the Warranties, save as fairly disclosed in or deemed disclosed by the Disclosure Letter. For these purposes, fairly disclosed means disclosed in such manner and in such detail as to enable a reasonable person to make a reasonably informed assessment of the matter concerned including its significance to the Property.

14.2	Each of the Warranties shall be construed independently such that the Buyer shall have a separate claim and right of action for every breach of each Warranty.

14.3	The Seller waives all rights which it may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by any of the employees of the Business in enabling the Seller to give the Warranties or to prepare the Disclosure Letter save to the extent of any fraud or any dishonest, reckless or wilful misconduct by such an employee towards the Seller in this regard.

14.4	If any Warranty is qualified by the expression “to the best of the knowledge, information and belief of the Seller” or “so far as the Seller is aware” or any similar expression that expression is deemed to include a warranty by the Seller that the statement has been made after due enquiry of the persons named below but the Seller will not be deemed to have made enquiry of any other persons and will not be liable for breach of Warranty should a fact or circumstance which would otherwise constitute a breach of Warranty be known to any other person other than those listed below:

Christopher Wootton, Mark Williams, Steven Ward, Michael Leveratt, Gordon Skinner, Clive Porter, Paul Cogan, Philip Powdrill, Robin Graham, Linda Ashman.

15	Environmental

The provisions of schedule 3 shall apply.

16	Limitation on liability

16.1	The Seller’s liability under the Warranties is limited in accordance with the provisions of schedule 4.

17	Notices

17.1	All notices (including all other documents) to be given to a party under this Agreement shall be in writing in English and shall be marked for the attention of the person, and delivered by hand or sent by first class prepaid post (or by air mail if to an address outside the United Kingdom) to the address detailed for the party below:

(a)	in the case of the Seller:

c/o The N G Bailey Organisation Limited Denton Hall Ilkley LS29 0HH

Attention: The company secretary

(b)	in the case of the Buyer:

The S&I Factory Site Ripley Road West Bowling Bradford BD4 7EH West Yorkshire

Attention: Don Madison and the company secretary

A party may change the details recorded for it in this clause by notice to the other in accordance with this clause 17 in which case each such change shall be effective 10 Business Days following such notice.

17.2	A notice shall be treated as having been received:

(a)	if delivered by hand between 9.00 am and 5.00 pm on a Business Day when so delivered and if delivered by hand outside such hours, at 9.00am on the next Business Day;

(b)	if sent by first class post at 9.00 am on the second Business Day after posting if posted on a Business Day and at 9.00 am on the third Business Day after posting if not posted on a Business Day; and

(c)	if sent by air mail at 9.00 am on the fifth Business Day after posting if posted on a Business Day and at 9.00 am on the sixth Business Day after posting if not posted on a Business Day.

17.3	In proving that a notice has been given it shall be conclusive evidence to prove that delivery was made, or that the envelope containing the notice was properly addressed and posted (as the case may be).

17.4	E-mailed or faxed notices are not valid for the purposes of this Agreement.

18	Governing law and jurisdiction

18.1	This Agreement is governed by and shall be interpreted in accordance with English law.

18.2	Each party irrevocably submits to the exclusive jurisdiction of the English courts in relation to all matters arising out of or in connection with this Agreement.

19	Assignment and third party rights

19.1	Unless this Agreement expressly states otherwise, no right or obligation arising under it (or any document entered into pursuant to or in connection with it) may be assigned, transferred or otherwise disposed of, in whole or in part, without the prior written agreement of the parties.

19.2	Notwithstanding clause 19.1, the benefit of this Agreement (and/or any document entered into pursuant to or in connection with it) may at any time and on more than one occasion be assigned to any member of the Buyer’s Group at that time. However, the assignee shall only be entitled to enforce such benefit whilst it remains a member of the Buyer’s Group. Before the assignee ceases to be a member of the Buyer’s Group, the Buyer shall procure that the assignee reassigns such benefit to the Buyer (or another member of the Buyer’s Group at that time).

19.3	If there is an assignment as permitted by clause 19.2 the amount of loss or damage recoverable by the assignee shall be calculated as if that person had been originally named as that party in this Agreement but shall not exceed the amount which would have applied had such assignment not taken place.

19.4	A party shall immediately give the other party relevant details of any action taken by it in accordance with this clause 19.

19.5	References in this Agreement to a party shall, except where the context requires otherwise, include its successors in title and permitted assigns.

19.6	Unless this Agreement expressly states otherwise:

(a)	a person who is not a party to this Agreement has no right to enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999; and

(b)	if a person who is not a party to this Agreement is stated to have the right to enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, the parties may vary this Agreement (and any documents entered into pursuant to or in connection with it) without the consent of that person.

20	Buyer’s Assurances

20.1	The Buyer warrants to the Seller that it has full power to enter into and perform this Agreement and that this Agreement constitutes binding obligations on the Buyer in accordance with its terms and, without prejudice to the generality of the foregoing, the Buyer further warrants that all authorisations, approvals, consents and licences required by the Buyer to permit the Buyer to enter into this Agreement and the arrangements herein contemplated have been unconditionally and irrevocably obtained and are in full force and effect.

20.2	The Buyer shall have no claim against the Seller for any breach of Warranty to the extent that Don Madison, Mike Whaley or Randall Baker were actually aware prior to Completion that the Buyer would (but for this clause 20.2) have a claim for breach of that Warranty.

21	Further assurance

Each party shall do and execute, or arrange for the doing and executing of, any other act and document reasonably requested of it by the other party to implement and give full effect to the terms of this Agreement.

22	Business Transfer Agreement

22.1	The Buyer agrees to observe and comply with the provisions of the Business Transfer Agreement to the extent that they refer to Switchgear & Instrumentation Properties Limited including, without limitation, under clause 6 of the Business Transfer Agreement.

22.2	The Seller agrees with the Buyer that the Buyer shall be entitled to access the Retention Sum (as defined in the Business Transfer Agreement) on the same terms as Inhoco 3210 Limited is entitled to do so under clause 6 of the Business Transfer Agreement.

23	General

23.1	Variation: No variation of this Agreement shall be effective unless it is in writing and is signed by or on behalf of each of the parties.

23.2	Waiver: Delay in exercising, or failure to exercise, any right or remedy in connection with this Agreement shall not operate as a waiver of that right or remedy. The waiver of a right to require compliance with any provision of this Agreement in any instance shall not operate as a waiver of any further exercise or enforcement of that right and the waiver of any breach shall not operate as a waiver of any subsequent breach. No waiver in connection with this Agreement shall, in any event, be effective unless it is in writing, refers expressly to this clause, is duly signed by or on behalf of the party granting it and is communicated to the other party in accordance with clause 17.

23.3	Rights cumulative: Subject to 12 and 23.8, the rights and remedies of the parties in connection with this Agreement are cumulative and, except as expressly stated in this Agreement, are not exclusive of any other rights or remedies provided by law or equity or otherwise. Except as expressly stated in this Agreement (or at law or in equity in the case or rights and remedies provided by law or equity) any right or remedy may be exercised (wholly or partially) from time to time.

23.4	Costs: Except as otherwise stated in this Agreement each party shall bear its own costs and expenses incurred in connection with the preparation, negotiation, completion and implementation of this Agreement and all ancillary documents.

23.5	Severability: The parties intend each provision of this Agreement to be severable and distinct from the others. If a provision of this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, the parties intend that the legality, validity and enforceability of the remainder of this Agreement shall not be affected.

23.6	Counterparts: This Agreement may be entered into in any number of counterparts and by the parties on separate counterparts, all of which taken together shall constitute one and the same instrument.

23.7	Fraud: Nothing in this Agreement shall have the effect of limiting or restricting any liability of the parties arising as a result of any fraud.

23.8	No Rescission: Neither party shall have any right to rescind this Agreement.

Executed as a deed by the parties or their duly authorised representatives but not delivered until the date of this Agreement.

Executed as a deed by	)	/s/ Mark Andrews
Switchgear & Instrumentation Limited	)	Director
acting by two directors or by a director and its	)
secretary	)	/s/ Linda Ashman
	)	Director/Secretary

Executed as a deed by Switchgear	)	/s/ Don R. Madison
& Instrumentation Properties Limited	)	Director
acting by two directors or by a director and its	)
secretary	)	/s/ Mark W. Reid
	)	Director/Secretary